Exhibit 2.1
STOCK PURCHASE AGREEMENT
     This Stock Purchase Agreement (this “Agreement”) is entered into on December 24, 2008, by and among HealthScope Benefits, Inc., a Delaware corporation (“Buyer”), and Precis-Access Acquisition, Inc., a Texas corporation (“Seller”), and Access Plans USA, Inc., an Oklahoma corporation (“Access Plans”). Buyer, Seller and Access Plans are referred to collectively herein as the “Parties.”
     Access Plans owns all of the outstanding capital stock of Seller and Seller owns all of the outstanding capital stock of Access Health Source, Inc., a Texas corporation (“AHS”).
     This Agreement contemplates a transaction in which Buyer will purchase from Seller, and Seller will sell to Buyer, all of the outstanding capital stock of AHS in return for cash.
     Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows.
     §1. Definitions.
     “Acquisition Proposal” means any proposal or offer (whether or not binding) from any Person or group acting in concert relating to any direct or indirect acquisition or purchase of 10% or more of the assets of AHS and its Subsidiaries, taken as a whole, or 10% or more of any class of equity securities of AHS or any of its Subsidiaries then outstanding, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 10% or more of any class of equity securities of AHS or any of its Subsidiaries then outstanding, and any merger, consolidation, business combination, recapitalization, liquidation, dissolution, or similar transaction involving AHS or any of its Subsidiaries, other than the transactions contemplated by this Agreement.
     “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.
     “Affiliate” has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.
     “Affiliated Group” means any affiliated group within the meaning of Code §1504(a) or any similar group defined under a similar provision of state, local, or non-U.S. law.
     “AHS” has the meaning set forth in the preface above.
     “AHS Share” means any share of the common stock, par value $0.01 per share, of AHS.
     “Break-Up Fee” has the meaning set forth in §5(g) below.
     “Buyer” has the meaning set forth in the preface above.
     “Closing” has the meaning set forth in §2(c) below.
     “Closing Date” has the meaning set forth in §2(c) below.

     “Closing Net Working Capital” means the excess of current assets over current liabilities (excluding the current portion of interest bearing debt) of AHS and its Subsidiaries on a consolidated basis as of the Closing Date calculated in a manner consistent with Estimated Closing Net Working Capital.
     “Closing Settlement Payment” means a payment in the amount of $100,000.00 made by Seller and Access Plans to Buyer intended to compensate Buyer for (i) the risk assumed by Buyer with respect to the possible early termination by the Ysleta Independent School District (YISD) of its current contract with AHS and its Subsidiaries on or before June 30, 2009, and (ii) the costs incurred by Buyer in purchasing an extended reporting period endorsement under Buyer’s existing errors and omissions liability insurance coverage for AHS and its Subsidiaries which provides errors and omissions coverage for one (1) year following the Closing Date.
     “COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA and Code §4980B and of any similar state law.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Confidential Information” means any information concerning the business and affairs of AHS and its Subsidiaries that is not already generally available to the public.
     “Controlled Group” has the meaning set forth in Code §1563.
     “Data Laws” means laws, regulations, guidelines, and rules in any jurisdiction (federal, state, provincial, or local) applicable to data privacy, data security, and/or personal information, as well as industry standards applicable to AHS and its Subsidiaries.
     “Disclosure Schedule” has the meaning set forth in §4 below.
     “Draft Purchase Price Adjustment Schedule” has the meaning set forth in §2(e) below.
     “Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA §3(3)) and any other material employee benefit plan, program or arrangement of any kind.
     “Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).
     “Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).
     “Environmental, Health, and Safety Requirements” means all federal, state, local, and non-U.S. statutes, regulations, ordinances, and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, pollution, or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise, or radiation.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means each entity that is treated as a single employer with AHS for purposes of Code §414.

     “Estimated Closing Net Working Capital” means the amount calculated in the manner shown on Exhibit A, based on the Most recent Financial Statements.
     “Estoppel Certificates” has the meaning set forth in §7(a) below.
     “Fiduciary” has the meaning set forth in ERISA §3(21).
     “Financial Statement” has the meaning set forth in §4(g) below.
     “GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.
     “Improvements” has the meaning set forth in §4(l) below.
     “Indemnified Party” has the meaning set forth in §8(d) below.
     “Indemnifying Party” has the meaning set forth in §8(d) below.
     “Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).
     “Knowledge” means actual knowledge after reasonable investigation.
     “Lease Consents” has the meaning set forth in §7(a) below.
     “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by AHS or any of its Subsidiaries.
     “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto, pursuant to which AHS or any of its Subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments held by or on behalf of AHS or any of its Subsidiaries thereunder.
     “Lien” means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) liens for taxes not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings, (b) purchase money liens and liens securing rental payments under capital lease arrangements, and (c) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.
     “Material Adverse Effect” or “Material Adverse Change” means any effect or change that would be materially adverse to the business, assets, condition (financial or otherwise), operating results, operations, or business prospects of AHS and its Subsidiaries, taken as a whole, or to the ability of any Party to consummate timely the transactions contemplated hereby.
     “Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.
     “Most Recent Financial Statements” has the meaning set forth in §4(g) below.
     “Most Recent Fiscal Month End” has the meaning set forth in §4(g) below.
     “Most Recent Fiscal Year End” has the meaning set forth in §4(g) below.
     “Multiemployer Plan” has the meaning set forth in ERISA §3(37).
     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).
     “Party” has the meaning set forth in the preface above.
     “PBGC” means the Pension Benefit Guaranty Corporation.
     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a governmental entity (or any department, agency, or political subdivision thereof).
     “Preliminary Purchase Price” has the meaning set forth in §2(b) below.
     “Prohibited Transaction” has the meaning set forth in ERISA §406 and Code §4975.
     “Purchase Price” has the meaning set forth in §2(f) below.
     “Purchase Price Adjustment Schedule” has the meaning set forth in §2(e) below.
     “Reportable Event” has the meaning set forth in ERISA §4043.
     “Restricted Cash” means funds held in money market accounts in the aggregate amount of $254,000 acting as collateral for the obligations of AHS or its subsidiaries under certain performance bonds issued by the Platt River Insurance Company.
     “Securities Act” means the Securities Act of 1933, as amended.
     “Securities Exchange Act” means the Securities Exchange Act of 1934, as amended.
     “Seller” has the meaning set forth in the preface above.

     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (ii) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
     “Superior Acquisition Proposal” has the meaning set forth in §5(g) below.
     “Systems” has the meaning set forth in §4(aa) below.
     “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
     “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Third-Party Claim” has the meaning set forth in §8(d) below.
     “WARN Act” has the meaning set forth in §4(w) below.
     §2. Purchase and Sale of AHS Shares.
     (a) Basic Transaction. On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, Seller agrees to sell to Buyer, all of its AHS Shares for the consideration specified below in this §2.
     (b) Preliminary Purchase Price. Buyer agrees to pay to Seller at the Closing cash in the amount of $1.00 (the “Preliminary Purchase Price”). The Preliminary Purchase Price assumes AHS and its Subsidiaries will have a Closing Net Working Capital at the time of Closing in the amount of Zero Dollars ($0.00) and shall be subject to post-Closing adjustment as set forth below in this §2.
     (c) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Rose Law Firm, a Professional Association in Little Rock, Arkansas, commencing at 10:00 a.m. local time on the second business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as Buyer and Seller may mutually determine (the “Closing Date”); provided, however, that the Closing Date shall be no later than December 31, 2008.

     (d) Deliveries at Closing. At the Closing, (i) Access Plans and Seller will deliver to Buyer the Closing Settlement Payment and the various certificates, instruments, and documents referred to in §7(a) below, (ii) Buyer will deliver to Seller and Access Plans the various certificates, instruments, and documents referred to in §7(b) below, (iii) Seller will deliver to Buyer stock certificates representing all of its AHS Shares, endorsed in blank or accompanied by duly executed assignment documents, and (iv) Buyer will deliver to Seller the consideration specified in §2(b) above.
     (e) Preparation of Purchase Price Adjustment Schedule.
     (i) Within 30 days after the Closing Date, Buyer will prepare and deliver to Seller a schedule (the “Draft Purchase Price Adjustment Schedule") for AHS and its Subsidiaries as of the close of business on the Closing Date setting forth Buyer’s calculation of the Closing Net Working Capital. Buyer will prepare the Draft Purchase Price Adjustment Schedule in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements and in a manner consistent with Exhibit A attached hereto.
     (ii) If Seller has any objections to the Draft Purchase Price Adjustment Schedule, Seller shall deliver a detailed statement describing Seller’s objections to Buyer within 15 days after receiving the Draft Purchase Price Adjustment Schedule. Buyer and Seller shall use reasonable efforts to resolve any such objections themselves. If the Parties do not obtain a final resolution within 15 days after Buyer has received the statement of objections, however, Buyer and Seller shall select a mutually acceptable accounting firm to resolve any remaining objections. If Buyer and Seller are unable to agree on the choice of an accounting firm, they will select a nationally-recognized accounting firm by lot (after excluding their respective regular outside accounting firms). The determination of any accounting firm so selected shall be set forth in writing and shall be conclusive and binding upon the Parties. Buyer shall revise the Draft Purchase Price Adjustment Schedule as appropriate to reflect the resolution of any objections thereto pursuant to this §2(e)(ii). The “Purchase Price Adjustment Schedule” shall mean the Draft Purchase Price Adjustment Schedule together with any revisions thereto pursuant to this §2(e)(ii).
     (iii) If the Parties submit any unresolved objections to an accounting firm for resolution as provided in §2(e)(ii) above, the fees and expenses of associated therewith shall be allocated and paid between the Buyer and Seller and Access Plans based on the percentage by which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party.
     (iv) Buyer will make the work papers and back-up materials used in preparing the Draft Purchase Price Adjustment Schedule, and the books, records, and financial staff of AHS and its Subsidiaries available to Seller and Seller’s accountants and other representatives at reasonable times and upon reasonable notice at any time during (A) the preparation by Buyer of the Draft Purchase Price Adjustment Schedule, (B) the review by Seller of the Draft Purchase Price Adjustment Schedule, and (C) the resolution by the Parties of any objections thereto.
     (f) Net Working Capital Adjustment to Preliminary Purchase Price. The Preliminary Purchase Price shall be adjusted as follows:
     (i) If the Closing Net Working Capital is less than $0.00, Seller and Access Plans shall pay to Buyer an amount equal to such deficiency as set forth below.
     (ii) If the Closing Net Working Capital is greater than $0.00, Buyer shall pay to Seller an amount equal to such amount as set forth below.

The Preliminary Purchase Price as so adjusted is referred to herein as the “Purchase Price.” Any amount due under this §2(f) shall be paid within 3 business days after the date on which the Purchase Price is determined.
     §3. Representations and Warranties Concerning Transaction.
     (a) Representations and Warranties of Seller and Access Plans. Each of Access Plans and Seller represents and warrants to Buyer that the statements contained in this §3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3(a)) with respect to itself.
     (i) Organization. Each of Seller and Access Plans is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).
     (ii) Authorization of Transaction. Each of Seller and Access Plans has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform his, her, or its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Seller and Access Plans, enforceable in accordance with its terms and conditions. Neither Seller nor Access Plans need give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Seller and Access Plans.
     (iii) Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller or Access Plans is subject or, any provision of Seller’s or Access Plans’ charter, bylaws or other governing documents, (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller or Access Plans is a party or by which he, she, or it is bound or to which any of his, her, or its assets are subject, or (C) result in the imposition or creation of a Lien upon or with respect to AHS Shares.
     (iv) Brokers’ Fees. Seller and Access Plans have no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     (v) AHS Shares. Seller holds of record and owns legally and beneficially 1,000,000 AHS Shares which are all of the issued and outstanding shares of AHS, Seller has good and marketable title to the AHS Shares free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Seller is not a party to any option, warrant, purchase right, or other contract or commitment (other than this Agreement) that could require Seller to sell, transfer, or otherwise dispose of any capital stock of AHS. Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any capital stock of AHS.
     (vi) Litigation. There is no action, suit or proceeding pending against, or to the Knowledge of Seller and Access Plans threatened against or affecting, Seller, Access Plans, AHS or any of AHS’s Subsidiaries before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated hereby.
     (b) Buyer’s Representations and Warranties. Buyer represents and warrants to Seller and Access Plans that the statements contained in this §3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3(b)).
     (i) Organization of Buyer. Buyer is a corporation (or other entity) duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation (or other formation).
     (ii) Authorization of Transaction. Buyer has full power and authority (including full corporate or other entity power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions. Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by Buyer.
     (iii) Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its charter, bylaws, or other governing documents or (B) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets are subject.
     (iv) Brokers’ Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     (vi) Litigation. There is no action, suit or proceeding pending against, or to the Knowledge of Buyer threatened against or affecting, Buyer before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated hereby.
     §4. Representations and Warranties Concerning AHS and its Subsidiaries. Seller and Access Plans jointly and severally represent and warrant to Buyer that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4), except as set forth in the disclosure schedule delivered by Seller and Access Plans to Buyer on the date hereof and initialed by the Parties (the "Disclosure Schedule”). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §4. Any disclosure made with reference to one or more sections of the Disclosure Schedule shall be deemed disclosed with respect to each other section of this Agreement as to which such disclosure is relevant and any disclosure or made on any form, report or other document filed by Access Plans with the Securities and Exchange Commission on or after December 31, 2006 shall be deemed disclosed with respect to any section of this Agreement to which such disclosure is relevant. Disclosure of any matter in the Disclosure Schedule shall not be deemed an admission that such matter is material.
     (a) Organization, Qualification, and Corporate Power. Each of AHS and its Subsidiaries are corporations duly organized, validly existing, and in good standing under the laws of the jurisdiction of their incorporation.

Each of AHS and its Subsidiaries are duly authorized to conduct business and are in good standing under the laws of each jurisdiction where such qualification is required, except where the lack of such qualification would not have a Material Adverse Effect. Each of AHS and its Subsidiaries have full corporate power and authority to carry on the business in which they are engaged and to own and use the properties owned and used by them. §4(a) of the Disclosure Schedule lists the directors and officers of AHS and each of its Subsidiaries. Seller and Access Plans have delivered to Buyer correct and complete copies of the charter and bylaws for each of AHS and its Subsidiaries (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books for each of AHS and its Subsidiaries are correct and complete. Neither AHS nor any of its Subsidiaries is in default under or in violation of any provision of its charter or bylaws.
     (b) Capitalization. The entire authorized capital stock of AHS consists of 15,000,000 AHS Shares, of which 1,000,000 AHS Shares are issued and outstanding and no AHS Shares are held in treasury. All of the issued and outstanding AHS Shares have been duly authorized, are validly issued, fully paid, and non-assessable, and are held of record by Seller. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require AHS to issue, sell, or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to AHS. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of AHS.
     (c) Non-contravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which AHS or any of its Subsidiaries is subject or any provision of the charter or bylaws of AHS or any of its Subsidiaries or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which AHS or any of its Subsidiaries is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets), except where the violation, conflict, breach, default, acceleration, termination, modification, cancellation, failure to give notice, or Lien would not have a Material Adverse Effect. Neither AHS nor any of its Subsidiaries needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement, except where the failure to give notice, to file, or to obtain any authorization, consent, or approval would not have a Material Adverse Effect.
     (d) Brokers’ Fees. Neither AHS nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.
     (e) Title to Assets. AHS and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, the properties and assets used by them, located on their premises, or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Liens, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet.
     (f) Subsidiaries. §4(f) of the Disclosure Schedule sets forth for each Subsidiary of AHS (i) its name and jurisdiction of incorporation, (ii) the number of authorized shares for each class of its capital stock, (iii) the number of issued and outstanding shares of each class of its capital stock, the names of the holders thereof, and the number of shares held by each such holder, and (iv) the number of shares of its capital stock held in treasury. All of the issued and outstanding shares of capital stock of each Subsidiary of AHS have been duly authorized and are validly issued, fully paid, and non-assessable. AHS and/or one or more of its Subsidiaries hold of record and own beneficially all of the outstanding shares of each Subsidiary of AHS, free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws), taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require AHS or any of its Subsidiaries to sell, transfer, or otherwise dispose of any capital stock of any of its Subsidiaries or that could require any Subsidiary of AHS to issue, sell, or otherwise cause to become outstanding any of its own capital stock. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to any Subsidiary of AHS. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of any capital stock of any Subsidiary of AHS. Neither AHS nor any of its Subsidiaries controls directly or indirectly or has any direct or indirect equity participation in any corporation, partnership, trust, or other business association that is not a Subsidiary of AHS. Except for the Subsidiaries set forth in §4(f) of the Disclosure Schedule, neither AHS nor any of its Subsidiaries owns or has any right to acquire, directly or indirectly, any outstanding capital stock of, or other equity interests in, any Person.
     (g) Financial Statements. The following financial statements (collectively the “Financial Statements”) have been provided to Buyer: (i) audited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the fiscal years ended December 31, 2005, December 31, 2006, and December 31, 2007, (the “Most Recent Fiscal Year End”) for Access Plans and its Subsidiaries (including consolidating schedules for AHS) (each such Financial Statement is attached to filings made by Access Plans with the Securities and Exchange Commission); and (ii) unaudited consolidated balance sheets and statements of income (the “Most Recent Financial Statements”) as of and for the months ended October 31, 2008 (the “Most Recent Fiscal Month End”) for AHS and its Subsidiaries (the Most Recent Financial Statements are attached hereto as Exhibit B). The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP throughout the periods covered thereby and present fairly the financial condition of AHS and its Subsidiaries as of such dates and the results of operations of AHS and its Subsidiaries for such periods; provided, however, that the Most Recent Financial Statements are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack footnotes and other presentation items.
     (h) Events Subsequent to Most Recent Fiscal Year End. Since the Most Recent Fiscal Year End, Seller, AHS and, except as provided in §4(h) of the Disclosure Schedule, its Subsidiaries have conducted their businesses in the Ordinary Course of Business and there has there has not been any Material Adverse Change.
     (i) Undisclosed Liabilities. Neither AHS nor any of its Subsidiaries has any material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), except for (i) liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) liabilities that have arisen after the Most Recent Fiscal Month End in the Ordinary Course of Business.
     (j) Legal Compliance.
     (i) Except as provided in §4(j) of the Disclosure Schedule, each of AHS and its Subsidiaries have complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder and including the Foreign Corrupt Practices Act, 15 U.S.C. 78dd-1 et seq.) of federal, state, local, and non-U.S. governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply, except where the failure to comply would not have a Material Adverse Effect.

     (ii) Each of AHS and its Subsidiaries have all permits, licenses, certificates of authority, orders and approvals of, and have made all filings, applications and registrations with, federal, state, local or foreign governmental or regulatory bodies that are required in order to permit them to carry on their businesses as presently conducted and the absence of which would have a Material Adverse Effect, and such permits, licenses, certificates of authority, registrations, orders and approvals are in full force and effect in all material respects.
     (iii) To the Knowledge of Seller and Access Plans, since December 31, 2004, AHS and its Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed with any applicable state or foreign insurance or licensing authorities, except where the failure to so file would not have a Material Adverse Effect. As of their respective dates, to the Knowledge of Seller and Access Plans, all such reports, registrations, statements, and amendments complied with the statutes, rules and regulations enforced or promulgated by the regulatory authority with which they were filed except where the failure to comply with such statutes, rules and regulations would not have a Material Adverse Effect.
     (iv) As of the date of this Agreement, neither AHS nor any Subsidiary is a party to any consent order or cease and desist order imposed by any regulatory authority that could have a Material Adverse Effect.
     (k) Tax Matters.
     (i) Each of AHS and its Subsidiaries have filed all Tax Returns that they were required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by AHS or any its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither AHS nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of AHS or any of its Subsidiaries. Each of AHS and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed. All Forms 1099 required with respect to any of the customers of AHS and its Subsidiaries have been properly completed and timely filed.
     (ii) There is no material dispute or claim concerning any Tax liability of AHS or any of its Subsidiaries either (A) claimed or raised by any authority in writing or (B) as to which any of Seller, Access Plans and the directors and officers of AHS and its Subsidiaries has Knowledge based upon personal contact with any agent of such authority.
     (iii) §4(k) of the Disclosure Schedule lists all federal, state, local, and non-U.S. Tax Returns filed with respect to AHS or any of its Subsidiaries for taxable periods ended on or after December 31, 2005 indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. Seller and Access Plans have delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against, or agreed to by AHS or any of its Subsidiaries since December 31, 2005. Neither AHS nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
     (iv) Neither AHS nor any of its Subsidiaries is a party to any agreement, contract, arrangement, or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law). Neither AHS nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii). Neither AHS nor any of its Subsidiaries is a party to or bound by any tax allocation or sharing agreement. Neither AHS nor any of Subsidiaries has been a member of an Affiliated Group filing a consolidated federal income Tax Return other than a group the common parent of which is Access Plans.
     (v) The unpaid Taxes of AHS and its Subsidiaries (A) did not, as of the Most Recent Fiscal Month End, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (B) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of AHS and its Subsidiaries in filing their Tax Returns.
     (vi) Neither AHS nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:
     (A) change in method of accounting for a taxable period ending on or prior to the Closing Date;
     (B) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;
     (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);
     (D) installment sale or open transaction disposition made on or prior to the Closing Date; or
     (E) prepaid amount received on or prior to the Closing Date.
     (vii) Neither AHS nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.
     (viii) Neither AHS nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code §6707A(c)(1) and Reg. §1.6011-4(b).
     (ix) Each Affiliated Group has filed all income Tax Returns that it was required to file for each taxable period during which any of AHS and its Subsidiaries was a member of the group. All such Tax Returns were correct and complete in all respects. All income Taxes owed by any Affiliated Group (whether or not shown on any Tax Return) have been paid for each taxable period during which any of Target and its Subsidiaries was a member of the group.
     (x) Neither Seller, Access Plans nor any director or officer (or employee responsible for Tax matters) of any of Access Plans and its Subsidiaries expects any authority to assess any additional income Taxes against any Affiliated Group for any taxable period during which any of AHS and its Subsidiaries was a member of the group. There is no dispute or claim concerning any income Tax Liability of any Affiliated Group for any taxable period during which AHS or any of its Subsidiaries was a member of the group either (A) claimed or raised by any authority in writing or (B) as to which Seller, Access Plans and the directors and officers (and employees responsible for Tax matters) of any of Access Plans and its Subsidiaries has Knowledge based upon personal contact with any agent of such authority. Except as disclosed on §4(k) of the Disclosure Schedule, no Affiliated Group has waived any statute of limitations in respect of any income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency for any taxable period during which any of Target and its Subsidiaries was a member of the group.
     (xi) Neither AHS nor any of its Subsidiaries has any liability for the Taxes of any Person other than AHS and its Subsidiaries (A) under Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), (B) as a transferee or successor, (C) by contract, or (D) otherwise.
     (l) Real Property.
     (i) Neither AHS nor any of its Subsidiaries owns any real property.
     (ii) §4(l)(ii) of the Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document). Seller and Access Plans have delivered to Buyer a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in §4(l)(ii) of the Disclosure Schedule, with respect to each of the Leases:
     (A) such Lease is legal, valid, binding, enforceable and in full force and effect;
     (B) the transactions contemplated by this Agreement do not require the consent of any other party to such Lease (except for those Leases for which Lease Consents (as hereinafter defined) are obtained), will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;
     (C) none of AHS’s or any of its Subsidiaries’ possession and quiet enjoyment of the Leased Real Property under such Lease has been disturbed and, to the Knowledge of Seller, Access Plans and the directors and officers of AHS and its Subsidiaries, there are no disputes with respect to such Lease;
     (D) to the Knowledge of Seller, Access Plans and the directors and officers of AHS and its Subsidiaries, neither AHS, nor any of its Subsidiaries nor any other party to the Lease is in breach of or default under such Lease, and, to the Knowledge of Seller, Access Plans and the directors and officers of AHS and its Subsidiaries, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;
     (E) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach of or default under such Lease that has not been redeposited in full;
     (F) neither AHS nor any of its Subsidiaries owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease;
     (G) the other party to such Lease is not an affiliate of, and otherwise does not have any economic interest in, AHS or any of its Subsidiaries;
     (H) neither AHS nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof; and

     (I) neither AHS nor any of its Subsidiaries has collaterally assigned or granted any other Lien in such Lease or any interest therein.
     (iii) The Leased Real Property comprises all of the real property used or intended to be used in the business of AHS and its Subsidiaries; and neither AHS nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.
     (iv) All buildings, structures, fixtures, building systems and equipment, and all components thereof, included in the Leased Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of AHS and its Subsidiaries. There are no facts or conditions affecting any of the Improvements that would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the business of AHS and its Subsidiaries as currently conducted thereon.
     (m) Intellectual Property.
     (i) AHS and its Subsidiaries own and possess or have the right to use pursuant to a valid and enforceable written license, sublicense, agreement, or permission all Intellectual Property necessary or desirable for the operation of the business of AHS and its Subsidiaries as presently conducted and as presently proposed to be conducted. Each item of Intellectual Property owned or used by AHS or any of its Subsidiaries immediately prior to the Closing will be owned or available for use by AHS or its Subsidiaries on identical terms and conditions immediately subsequent to the Closing. Each of AHS and its Subsidiaries have taken all necessary and desirable action to maintain and protect each item of Intellectual Property that they own or use.
     (ii) None of AHS or any of its Subsidiaries, or any of its or their respective businesses as presently conducted and as presently proposed to be conducted, has or will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties; there are no facts indicating a likelihood of the foregoing; and neither Seller nor Access Plans has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or conflict (including any claim that AHS or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of Seller and Access Plans, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of AHS or any of its Subsidiaries.
     (iii) §4(m)(iii) of the Disclosure Schedule identifies each patent or registration which has been issued to AHS or any of its Subsidiaries with respect to any of its Intellectual Property, identifies each pending patent application or application for registration that AHS or any of its Subsidiaries has made with respect to any of its Intellectual Property, and identifies each material license, sublicense, agreement, or other permission that AHS or any of its Subsidiaries has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). Seller and Access Plans have delivered to Buyer correct and complete copies of all such patents, registrations, applications, licenses, sublicenses, agreements, and permissions (as amended to date). §4(m)(iii) of the Disclosure Schedule also identifies each material trade name or unregistered trademark, service mark, corporate name, Internet domain name, copyright and material computer software item used by AHS or any of its Subsidiaries in connection with its business. With respect to each item of Intellectual Property required to be identified in §4(m)(iii) of the Disclosure Schedule:
     (A) AHS and its Subsidiaries possess all right, title, and interest in and to the item, free and clear of any Lien, license, or other restriction;

     (B) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;
     (C) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of Seller, Access Plans and the directors and officers of AHS and its Subsidiaries, is threatened that challenges the legality, validity, enforceability, use, or ownership of the item; and
     (D) neither AHS nor any of its Subsidiaries has ever agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.
     (iv) §4(m)(iv) of the Disclosure Schedule identifies each material item of Intellectual Property that any third party owns and that AHS or any of its Subsidiaries uses pursuant to license, sublicense, agreement, or permission. Seller and Access Plans have delivered to Buyer correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in §4(m)(iv) of the Disclosure Schedule:
     (A) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect in all material respects;
     (B) no party to the license, sublicense, agreement, or permission is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration thereunder;
     (C) no party to the license, sublicense, agreement, or permission has repudiated any material provision thereof;
     (D) neither AHS nor any of its Subsidiaries has granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission; and
     (E) no loss or expiration of the item is threatened, pending, or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by Seller, Access Plans, AHS or its Subsidiaries, including without limitation, a failure by Seller, Access Plans, AHS or its Subsidiaries to pay any required maintenance fees).
     (v) Seller and Access Plans have taken all necessary and desirable actions to maintain and protect all of the Intellectual Property of AHS and its Subsidiaries and will continue to maintain and protect all of the Intellectual Property of AHS and its Subsidiaries prior to Closing so as not to materially adversely affect the validity or enforceability thereof. To the Knowledge of Seller and Access Plans, the owners of any of the Intellectual Property licensed to AHS and its Subsidiaries have taken all necessary and desirable actions to maintain and protect the Intellectual Property covered by such license.
     (vi) Seller and Access Plans have complied with and are presently in compliance with all federal, state, local, and non-U.S. governmental (including, but not limited to, the Federal Trade Commission and State Attorneys General), administrative, or regulatory laws, regulations, guidelines, and rules applicable to any Intellectual Property or to personal information and Sellers shall take all steps necessary to ensure such compliance until Closing.
     (n) Tangible Assets. AHS and its Subsidiaries own or lease all buildings, machinery, equipment, and other tangible assets necessary for the conduct of their business as presently conducted and as presently proposed to be conducted. Each such tangible asset is free from defects (patent and latent), has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used and presently is proposed to be used.
     (o) Contracts. §4(o) of the Disclosure Schedule lists the following contracts and other agreements to which AHS or any of its Subsidiaries is a party:
     (i) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $5,000.00 per annum;
     (ii) any agreement (or group of related agreements) for the purchase or sale of supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than 1 year or involve consideration in excess of $10,000.00;
     (iii) any agreement concerning a partnership or joint venture;
     (iv) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $10,000.00 or under which it has imposed a Lien on any of its assets, tangible or intangible;
     (v) any material agreement concerning confidentiality or non-competition;
     (vi) any material agreement with Seller or Access Plans and any of their Affiliates (other than AHS and its Subsidiaries);
     (vii) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other material plan or arrangement for the benefit of its current or former directors, officers, and employees;
     (viii) any collective bargaining agreement;
     (ix) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis providing annual compensation in excess of $5,000.00 or providing material severance benefits;
     (x) any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course of Business;
     (xi) any agreement under which the consequences of a default or termination could have a Material Adverse Effect;
     (xii) any agreement under which it has granted any Person any registration rights (including, without limitation, demand and piggyback registration rights);
     (xiii) any settlement, conciliation or similar agreement with any Governmental Entity or which will involve payment after the Most Recent Fiscal Month End of consideration in excess of $5,000.00;
     (xiv) any agreement under which AHS or any of its Subsidiaries has advanced or loaned any other Person amounts in the aggregate exceeding $2,500.00; or
     (xv) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $10,000.00.

Seller and Access Plans have delivered to Buyer a correct and complete copy of each written agreement listed in §4(o) of the Disclosure Schedule (as amended to date) and a written summary setting forth the material terms and conditions of each oral agreement referred to in §4(o) of the Disclosure Schedule. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect in all material respects; (B) no party is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the agreement; and (C) no party has repudiated any material provision of the agreement.
     (p) Notes and Accounts Receivable. All notes and accounts receivable of AHS and its Subsidiaries are reflected properly on their books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible, and will be collected in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of AHS and its Subsidiaries.
     (q) Powers of Attorney. To the Knowledge of Seller, Access Plans and the directors and officers of AHS and its Subsidiaries, there are no material outstanding powers of attorney executed on behalf of AHS or any of its Subsidiaries.
     (r) Insurance. §4(r) of the Disclosure Schedule sets forth the following information with respect to each material insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) with respect to which AHS or any of its Subsidiaries is a party, a named insured, or otherwise the beneficiary of coverage:
     (i) the name, address, and telephone number of the agent;
     (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured;
     (iii) the policy number and the period of coverage;
     (iv) the scope (including an indication of whether the coverage is on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and
     (v) a description of any retroactive premium adjustments or other material loss-sharing arrangements.
With respect to each such insurance policy: (A) the policy is legal, valid, binding, enforceable, and in full force and effect in all material respects; (B) neither AHS, nor any of its Subsidiaries, nor any other party to the policy is in material breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a material breach or default, or permit termination, modification, or acceleration, under the policy; and (C) no party to the policy has repudiated any material provision thereof. §4(s) of the Disclosure Schedule describes any material self-insurance arrangements affecting AHS or any of its Subsidiaries.
     (s) Litigation. §4(s) of the Disclosure Schedule sets forth each instance in which AHS or any of its Subsidiaries (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or, to the Knowledge of Seller, Access Plans and the directors and officers (and employees with responsibility for litigation matters) of AHS and its Subsidiaries, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before (or that could come before) any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before (or that could come before) any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in §4(s) of the Disclosure Schedule could result in any Material Adverse Change. None of Seller, Access Plans and the directors and officers (and employees with responsibility for litigation matters) of AHS and its Subsidiaries has any reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or threatened against AHS or any of its Subsidiaries or that there is any basis for the foregoing.
     (t) Employees. Neither AHS nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, nor has any of them experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past 3 years. Neither AHS nor any of its Subsidiaries has committed any material unfair labor practice. Neither AHS Stockholders nor any of the directors and officers of AHS and its Subsidiaries has any Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of AHS or any of its Subsidiaries. With respect to this transaction, any notice required under any law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing Date will be, satisfied. Within the past 3 years, neither AHS nor any of its Subsidiaries has implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state, local, or non-U.S. law, regulation, or ordinance (collectively, the “WARN Act”), and no such action will be implemented without advance notification to Buyer.
     (u) Employee Benefits.
     (i) §4(u) of the Disclosure Schedule lists each Employee Benefit Plan that AHS or any of its Subsidiaries maintains, to which AHS or any of its Subsidiaries contributes or has any obligation to contribute, or with respect to which AHS or any of its Subsidiaries has any liability.
     (A) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable laws.
     (B) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each such Employee Benefit Plan. The requirements of COBRA have been met in all material respects with respect to each such Employee Benefit Plan and each Employee Benefit Plan maintained by an ERISA Affiliate that is an Employee Welfare Benefit Plan subject to COBRA.
     (C) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each such Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of AHS and its Subsidiaries. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.
     (D) Each such Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code §401(a) has received a determination from the Internal Revenue Service that such Employee Benefit Plan is so qualified, and Seller and Access Plans are not aware of any facts or circumstances that would reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan.

     (E) There have been no Prohibited Transactions with respect to any such Employee Benefit Plan or any Employee Benefit Plan maintained by an ERISA Affiliate. No Fiduciary has any liability for material breach of fiduciary duty or any other material failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of Seller, Access Plans and the directors and officers of AHS and its Subsidiaries, threatened.
     (F) Seller and Access Plans have delivered to Buyer correct and complete copies of the plan documents and summary plan descriptions, the most recent determination letter received from the Internal Revenue Service, the most recent annual report (Form 5500, with all applicable attachments), and all related trust agreements, insurance contracts, and other funding arrangements which implement each such Employee Benefit Plan.
     (ii) Neither AHS, nor any of its Subsidiaries, nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any material liability under or with respect to any Employee Pension Benefit Plan that is a “defined benefit plan” (as defined in ERISA §3(35)).
     (iii) Neither AHS, nor any of its Subsidiaries, nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any material liability (including withdrawal liability as defined in ERISA §4201) under or with respect to any Multiemployer Plan.
     (iv) Neither AHS nor any of its Subsidiaries maintains, contributes to or has an obligation to contribute to, or has any material liability or potential liability with respect to, any Employee Welfare Benefit Plan or other arrangement providing health or life insurance or other welfare-type benefits for current or future retired or terminated employees (or any spouse or other dependent thereof) of AHS or any of its Subsidiaries other than in accordance with COBRA.
     (v) The consummation of the transactions contemplated by this Agreement will not accelerate the time of the payment or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits under, any Employee Benefit Plan.
     (vi) §4(u)(v) of the Disclosure Schedule lists each written agreement, contract, or other arrangement—whether or not an Employee Benefit Plan (collectively a “Plan”)—to which AHS or any of its Subsidiaries is a party that, to the Knowledge of Seller, Access Plans or any officer of AHS or any of the Subsidiaries, is a “nonqualified deferred compensation plan” subject to Code §409A. Neither AHS nor any of its Subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any Person for the interest or additional tax set forth under Code §409A(a)(1)(B).
     (v) Guaranties. Neither AHS nor any of its Subsidiaries is a guarantor or otherwise is responsible for any liability or obligation (including indebtedness) of any other Person.
     (w) Environmental, Health, and Safety Matters.
     (i) Each of AHS and its Subsidiaries have for the past five years complied and are in compliance, in each case in all material respects, with all Environmental, Health, and Safety Requirements.
     (ii) Without limiting the generality of the foregoing, each of AHS and its Subsidiaries have obtained, have for the past five years complied, and are in compliance with, in each case in all material respects, all material permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of their facilities and the operation of their business.
     (iii) Neither AHS nor any of its Subsidiaries has received any written notice, regarding any actual or alleged material violation of Environmental, Health, and Safety Requirements, or any material liabilities or potential material liabilities, including any material investigatory, remedial, or corrective obligations, relating to any of them or their facilities arising under Environmental, Health, and Safety Requirements.
     (iv) Neither AHS nor any of its Subsidiaries, nor any of their respective predecessors or Affiliates have treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any person to, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) so as to give rise to any current or future material liabilities, including any material liability for fines, penalties, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorneys’ fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) or the Solid Waste Disposal Act, as amended (“SWDA”) or any other Environmental, Health, and Safety Requirements.
     (v) Neither AHS nor any of its Subsidiaries, nor their respective predecessors or Affiliates has designed, manufactured, sold, marketed, installed, or distributed products or other items containing asbestos and none of such entities is or will become subject to any liabilities with respect to the presence of asbestos in any product or item or in or upon any property, premises, or facility.
     (vi) Seller, Access Plans, AHS, and its Subsidiaries have furnished to Buyer all material environmental audits, reports, and other material environmental documents relating to AHS’s, its Subsidiaries’, or their respective predecessors’ or Affiliates’ past or current properties, facilities, or operations that are in their possession, custody, or under their reasonable control.
     (x) Business Continuity. None of the computer software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized, and/or software systems and any other networks or systems and related services that are used by or relied on by AHS and/or its Subsidiaries in the conduct of their business (collectively, the “Systems”) have experienced bugs, failures, breakdowns, or continued substandard performance in the past twelve (12) months that has caused any substantial disruption or interruption in or to the use of any such Systems by AHS or its Subsidiaries. Each of AHS and its Subsidiaries are covered by business interruption insurance in scope and amount customary and reasonable to ensure the ongoing business operations of AHS’s and its Subsidiaries’ business.
     (y) Certain Business Relationships with AHS and Its Subsidiaries. None of Seller, Access Plans, their Affiliates, Seller’s and Access Plans’ directors, officers, employees, and shareholders and AHS’s and its Subsidiaries’ directors, officers, employees, and shareholders has been involved in any material business arrangement or relationship with AHS or any of its Subsidiaries within the past 12 months, and none of the Seller, Access Plans, their Affiliates, Seller’s and Access Plans’ directors, officers, employees, and shareholders and AHS’s and its Subsidiaries’ directors, officers, employees, and shareholders owns any material asset, tangible or intangible, that is used in the business of AHS or any of its Subsidiaries.
     (z) Disclosure. The representations and warranties contained in this §4 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this §4 not misleading.

     (aa) Customers.
     (i) §4(aa) of the Disclosure Schedule lists the 10 largest customers of AHS and its Subsidiaries (on a consolidated basis) for calendar years 2007 and 2008.
     (ii) Since the date of the Most Recent Balance Sheet, no customer listed on §4(aa) of the Disclosure Schedule has indicated in writing that it shall stop, or materially decrease the rate of, buying products or services from AHS or any of its Subsidiaries.
     (bb) Data Privacy. AHS’s and its Subsidiaries’ respective businesses have complied with and, as presently conducted and as presently proposed to be conducted, are in compliance with, all Data Laws. AHS and its Subsidiaries have complied with, and are presently in compliance with, its and their respective policies applicable to data privacy, data security, and/or personal information. Neither AHS nor any of its Subsidiaries has experienced any incident in which personal information or other sensitive data was or may have been stolen or improperly accessed, and neither AHS nor any of its Subsidiaries is aware of any facts suggesting the likelihood of the foregoing, including without limitation, any breach of security or receipt of any notices or complaints from any Person regarding personal information or other data.
     §5. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing:
     (a) General. Each of the Parties will use his, her, or its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in §7 below).
     (b) Notices and Consents. Seller and Access Plans will cause each of AHS and its Subsidiaries to give any notices to third parties, and will cause each of AHS and its Subsidiaries to use their reasonable best efforts to obtain any third-party consents referred to in §4(c) above, the Lease Consents, and the items set forth in §5(b) of the Disclosure Schedule. Each of the Parties will (and Seller and Access Plans will cause each of AHS and its Subsidiaries to) give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §3(a)(ii), §3(b)(ii), and §4(c) above.
     (c) Operation of Business. Seller and Access Plans will not cause or permit AHS or any of its Subsidiaries to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business provided, however, Seller, Access Plans and Buyer acknowledge and agree that any Restricted Cash shown on the Financial Statements as an asset of AHS in fact is an asset of Seller or Access Plans and will be transferred on the Financial Statements to Seller or Access Plans prior to Closing.
     (d) Preservation of Business. Except as otherwise described in this Agreement, Seller and Access Plans will cause each of AHS and its Subsidiaries to keep their business and properties substantially intact, including their present operations, physical facilities, working conditions, insurance policies, and relationships with lessors, licensors, suppliers, customers, and employees.
     (e) Full Access. Seller and Access Plans will permit, and Seller and Access Plans will cause each of AHS and its Subsidiaries to permit, representatives of Buyer (including legal counsel and accountants) to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of AHS and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of AHS and its Subsidiaries. Buyer will treat and hold as such any Confidential Information it receives from Seller, Access Plans, AHS, and its Subsidiaries in the course of the reviews contemplated by this §5(e), will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Seller, Access Plans, AHS, and its Subsidiaries all tangible embodiments (and all copies) of the Confidential Information which are in its possession.
     (f) Notice of Developments. Seller and Access Plans will give prompt written notice to Buyer of any material adverse development causing a breach of any of the representations and warranties in §4 above. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of his, her, or its own representations and warranties in §3 above. No disclosure by any Party pursuant to this §5(f), however, shall be deemed to amend or supplement Annex I, Annex II, or the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.
     (g) Exclusivity. Neither Seller nor Access Plans will (and Seller and Access Plans will not cause or permit AHS or any of its Subsidiaries to) (i) solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the assets, of AHS or any of its Subsidiaries (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Seller and Access Plans shall notify Buyer promptly if it receives any Acquisition Proposal or request for any confidential information or data or if any negotiations or discussions concerning an Acquisition Proposal are sought to be initiated or continued with Seller or Access Plans; however, nothing in this Agreement will prohibit the Access Plans board of directors (or Access Plans’ officers, directors, employees or agents) from furnishing information to or entering into discussions or negotiations with any person that makes an unsolicited Acquisition Proposal, if the Access Plans board determines in good faith that that action is required for it to comply with its duties to stockholders imposed by law and the proposal is a Superior Acquisition Proposal (as defined below), but the Access Plans board may not approve or recommend an Acquisition Proposal, or withdraw or modify its approval or recommendation of this Agreement, unless that proposal is a Superior Acquisition Proposal. As used herein, “Superior Acquisition Proposal” means a bona fide Acquisition Proposal made by a third party that the Access Plans board (or a duly constituted committee thereof) determines in good faith, after consultation with its financial advisor, to be more favorable to Access Plans’ stockholders than the transactions contemplated by this Agreement and that the Access Plans board (or any such committee) determines is reasonably capable of being consummated. If Seller and Access Plans terminate this Agreement due to the receipt of a Superior Acquisition Proposal, Access Plans shall pay to Buyer on the date this Agreement is terminated cash in an amount equal to the greater of $250,000.00 or twenty-five percent (25%) of the difference between the aggregate consideration to be received under the Superior Acquisition Proposal and this Agreement (the “Break-Up Fee”).
     (h) Maintenance of Leased Real Property. Seller and Access Plans will cause each of AHS and of its Subsidiaries to maintain the Leased Real Property, including all of the Improvements, in substantially the same condition as existed on the date of this Agreement, ordinary wear and tear excepted, and shall not demolish or remove any of the existing Improvements, or erect new improvements on the Leased Real Property or any portion thereof, without the prior written consent of Buyer.
     (i) Leases. Seller and Access Plans will not cause or permit any Lease to be amended, modified, extended, renewed or terminated, nor shall AHS or its Subsidiaries enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property without the prior written consent of Buyer.
     (j) Tax Matters. Without the prior written consent of Buyer, neither AHS nor any of its Subsidiaries shall make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment relating to

AHS or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to AHS or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of AHS or any of its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of AHS or any of its Subsidiaries existing on the Closing Date.
     (k) Employee Matters. Prior to Closing, Seller and Access Plans will cause AHS and its Subsidiaries to discontinue the employment of all employees not identified in writing by Buyer as employees Buyer desires to retain. Seller and Access Plans shall be responsible for paying any severance or other amounts owed to such terminated employees. Buyer shall provide information to former employees of AHS with respect to continuation of benefit coverage pursuant to COBRA through Buyer’s medical and dental benefit plans.
     §6. Post-Closing Covenants. The Parties agree as follows with respect to the period following the Closing:
     (a) General. In case at any time after the Closing any further actions are necessary to carry out the purposes of this Agreement, each of the Parties will take such further actions (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under §8 below). Seller and Access Plans acknowledge and agree that from and after the Closing Buyer will be entitled to possession of all documents, books, records (including tax records), agreements, and financial data of any sort relating to AHS and its Subsidiaries.
     (b) Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving AHS or any of its Subsidiaries, each of the other Parties will cooperate with him, her, or it and his, her, or its counsel in the contest or defense, make available his, her, or its personnel, and provide such testimony and access to his, her, or its books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under §8 below).
     (c) Transition. Neither Seller nor Access Plans shall take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of AHS or any of its Subsidiaries from maintaining the same business relationships with AHS and its Subsidiaries after the Closing as it maintained with AHS and its Subsidiaries prior to the Closing.
     (d) Confidentiality. Seller and Access Plans will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Buyer or destroy, at the request and option of Buyer, all tangible embodiments (and all copies) of the Confidential Information that are in his, her, or its possession. In the event that Seller or Access Plans is requested or required pursuant to oral or written question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, that Party will notify Buyer promptly of the request or requirement so that Buyer may seek an appropriate protective order or waive compliance with the provisions of this §6(d). If, in the absence of a protective order or the receipt of a waiver hereunder, Seller or Access Plans is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that Party may disclose the Confidential Information to the tribunal; provided, however, that the disclosing

Party shall use its reasonable best efforts to obtain, at the reasonable request of Buyer, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Buyer shall designate.
     (e) Covenant Not to Compete. For a period of 5 years from and after the Closing Date, neither Seller nor Access Plans will engage directly or indirectly in any business that AHS or any of its Subsidiaries conducts as of the Closing Date in any geographic area in which AHS or any of its Subsidiaries conducts that business as of the Closing Date. If the final judgment of a court of competent jurisdiction declares that any term or provision of this §6(e) is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.
     (f) Severance, Health and Welfare Benefits. Seller and Access Plans shall be responsible for paying any severance or other amounts owed to all employees terminated on or before the Closing Date and shall pay to provide continuation of benefit coverage pursuant to COBRA to all terminated employees. Seller and Access Plans shall pay all health, short-term disability, long-term disability and other welfare benefits related to or arising out of claims incurred (including claims incurred but not presented) on or before the Closing Date by employees and former employees of AHS and the Subsidiaries and their respective dependents and beneficiaries, including benefits for qualified beneficiaries who have elected COBRA coverage. For purposes of this Agreement, a claim shall be considered incurred when the services are rendered, the supplies are provided or medication is prescribed, and not when the condition arose. Seller’s and Access Plans’ obligations under this §6(h) are expressly conditioned upon Buyer’s agreement to terminate only those employees set forth in Buyer’s communication to Access Plans on December 3, 2008.
     §7. Conditions to Obligation to Close.
     (a) Conditions to Buyer’s Obligation. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:
     (i) the representations and warranties set forth in §3(a) and §4 above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date;
     (ii) Seller and Access Plans shall have performed and complied with all of their covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Seller and Access Plans shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;
     (iii) AHS and its Subsidiaries shall have procured all of the third-party consents specified in §5(b) above;
     (iv) no action, suit, or proceeding shall be threatened or pending before any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) adversely affect the right of Buyer to own AHS Shares and to control AHS and its Subsidiaries, or (D) materially and adversely affect the right of AHS or any of its Subsidiaries to own its assets and to operate its business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);
     (v) Seller and Access Plans shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in §7(a)(i)-(iv) is satisfied in all respects;
     (vi) the Parties, AHS, and its Subsidiaries shall have received all material authorizations, consents, and approvals of governments and governmental agencies referred to in §3(a)(ii), §3(b)(ii), and §4(c) above;
     (vii) Buyer shall have received the resignations, effective as of the Closing, of each director and officer of AHS and its Subsidiaries;
     (viii) all actions to be taken by Seller and Access Plans in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer;
     (ix) AHS and its Subsidiaries shall have obtained and delivered to Buyer a written consent for the assignment of each of the Leases from the landlord or other party whose consent thereto is required under such Lease (the “Lease Consents”), in form and substance satisfactory to Buyer;
     (x) AHS and its Subsidiaries shall have obtained and delivered to Buyer an estoppel certificate with respect to each of the Leases, dated no more than 30 days prior to the Closing Date, from the other party to such Lease, in form and substance satisfactory to Buyer (the “Estoppel Certificates”);
     (xi) no damage or destruction or other change has occurred with respect to any of the Leased Real Property or any portion thereof that, individually or in the aggregate, would materially impair the use or occupancy of the Leased Real Property or the operation of the business of AHS and its Subsidiaries;
     (xii) Seller and Access Plans shall have delivered to Buyer copies of the certificate of incorporation of Seller, Access Plans, AHS, and AHS Subsidiary certified on or soon before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of each such Person’s incorporation;
     (xiii) Seller and Access Plans shall have delivered to Buyer copies of the certificate of good standing of Seller, Access Plans, AHS, and AHS Subsidiary issued on or soon before the Closing Date by the Secretary of State (or comparable officer) of the jurisdiction of each such Person’s organization and of each jurisdiction in which each such Person is qualified to do business;
     (xiv) Seller and Access Plans shall have delivered to Buyer a certificate of their respective secretary or assistant secretary, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to: (i) no amendments to the certificate of incorporation of such Party since the date specified in clause (xii) above; (ii) the bylaws of such Party; (iii) the resolutions of the board of directors (or a duly authorized committee thereof) of such Party authorizing the execution, delivery, and performance of this Agreement and the transactions contemplated hereby; and (iv) incumbency and signatures of the officers of such Party executing this Agreement or any other agreement contemplated by this Agreement; and
     (xv) Seller and Access Plans shall have delivered to Buyer a certificate of the secretary or an assistant secretary of each AHS and AHS Subsidiary, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to: (i) no amendments to the certificate of incorporation of such Person since the date specified in clause (xii) above; (ii) the bylaws of such Person; and (iii) any resolutions of the board of directors (or a duly authorized committee thereof) of such Person relating to this Agreement and the transactions contemplated hereby.
Buyer may waive any condition specified in this §7(a) if it executes a writing so stating at or prior to the Closing.
     (b) Conditions to Seller’s Obligation. Seller’s obligation to consummate the transactions to be performed by them in connection with the Closing is subject to satisfaction of the following conditions:
     (i) the representations and warranties set forth in §3(b) above shall be true and correct in all material respects at and as of the Closing Date, except to the extent that such representations and warranties are qualified by the terms “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date;
     (ii) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, except to the extent that such covenants are qualified by the term “material,” or contain terms such as “Material Adverse Effect” or “Material Adverse Change,” in which case Buyer shall have performed and complied with all of such covenants (as so written, including the term “material” or “Material”) in all respects through the Closing;
     (iii) no action, suit, or proceeding shall be threatened or pending before any court or quasi-judicial or administrative agency of any federal, state, local, or non-U.S. jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);
     (iv) Buyer shall have delivered to Seller a certificate to the effect that each of the conditions specified above in §7(b)(i)-(iii) is satisfied in all respects;
     (v) the Parties, AHS, and its Subsidiaries shall have received all authorizations, consents, and approvals of governments and governmental agencies referred to in §3(a)(ii), §3(b)(ii), and §4(c) above;
     (vi) all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Seller.
Seller may waive any condition specified in this §7(b) if it executes a writing so stating at or prior to the Closing.
     §8. Remedies for Breaches of This Agreement.
     (a) Survival of Representations and Warranties. All of the representations and warranties of Seller and Access Plans contained in §4 above (other than §4(k) above) shall survive the Closing hereunder (even if Buyer knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of 2 years thereafter; provided, however, that the representations and warranties contained in §4(z) above shall survive the Closing hereunder (even if Buyer knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of 5 years thereafter. All of the other representations and warranties of the Parties contained in this Agreement (including the representations and warranties of the Parties contained in §3 above and the representations and warranties of Seller and Access Plans contained in §4(k) above) shall survive the Closing (even if the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect until 30 days following the expiration of the applicable statutes of limitations (including any extension thereto).
     (b) Indemnification Provisions for Buyer’s Benefit.
     (i) If Seller and Access Plans breach any of its representations, warranties, and covenants contained herein (other than the covenants in §2(a) above and the representations and warranties in §3(a) above), and provided that Buyer makes a written claim for indemnification against Seller and Access Plans pursuant to §11(h) below within the survival period (if there is an applicable survival period pursuant to §8(a) above) then Seller and Access Plans shall be obligated jointly and severally to indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer (including any Adverse Consequences Buyer may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach; provided, however, that Seller and Access Plans shall not have any obligation to indemnify Buyer from and against any Adverse Consequences resulting from, arising out of, relating to, in the nature of, or caused by the breach of any representation or warranty of Seller and Access Plans contained in §4 above until Buyer has suffered Adverse Consequences by reason of all such breaches in excess of a $10,000.00 aggregate deductible (after which point Seller and Access Plans will be obligated only to indemnify Buyer from and against further such Adverse Consequences).
     (ii) In the event Seller or Access Plans breaches any of its covenants in §2(a) above or any of his, her, or its representations and warranties in §3(a) above and provided that Buyer makes a written claim for indemnification against such Party pursuant to §11(h) below within the survival period (if there is an applicable survival period pursuant to §8(a) above), then such Party shall indemnify Buyer from and against the entirety of any Adverse Consequences Buyer shall suffer (including any Adverse Consequences Buyer shall suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach.
     (iii) Each of Seller and Access Plans shall be obligated jointly and severally to indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer resulting from, arising out of, relating to, in the nature of, or caused by any of the following matters, each of which is more particularly described in Access Plans’ filings with the U.S. Securities and Exchange Commission on Form 10-K and other forms:
     (A) the investigation of Access Healthsource, Inc. and National Center for Employment of the Disabled, Inc. and their respective Affiliates related to Frank Apodaca and the past business practices of Access Healthsource, Inc.; and
     (B) any other matters described as legal proceedings or litigation in Access Plans’ filings with the U.S. Securities and Exchange Commission;
     provided however, that such indemnification is limited to Adverse Consequences resulting from the acts or omissions of AHS, its subsidiaries, or Access Plans prior to the Closing Date and is conditioned upon Buyer’s compliance with any settlement agreements or other agreements relating to the matters described in this paragraph, expressly including AHS’ obligation to provide enhanced benefits to the Group Health Plan of the Ysleta Independent School District (on-site nurse facility through December 31, 2009)

     (c) Indemnification Provisions for Seller’s Benefit. In the event Buyer breaches any of its representations, warranties, and covenants contained herein and provided that Seller makes a written claim for indemnification against Buyer pursuant to §11(h) below within the survival period (if there is an applicable survival period pursuant to §8(a) above), then Buyer agrees to indemnify Seller from and against the entirety of any Adverse Consequences suffered (including any Adverse Consequences suffered after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach. Buyer agrees to indemnify Seller and Access Plans from and against the entirety of any Adverse Consequences Seller or Access Plans may suffer resulting from, arising out of, relating to, in the nature of, or caused by (i) the breach, on or after the Closing Date, of any agreement to which AHS or its Subsidiaries is a party and (ii) the operations and activities of AHS and its subsidiaries on and after the Closing Date.
(d) Matters Involving Third Parties.
     (i) If any third party notifies any Party (the “Indemnified Party”) with respect to any matter (a “Third-Party Claim”) that may give rise to a claim for indemnification against any other Party (the “Indemnifying Party”) under this §8, then the Indemnified Party shall promptly notify each Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying any Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is thereby prejudiced.
     (ii) Any Indemnifying Party will have the right to assume the defense of the Third-Party Claim with counsel of his, her, or its choice reasonably satisfactory to the Indemnified Party at any time within 15 days after the Indemnified Party has given notice of the Third-Party Claim; provided, however, that the Indemnifying Party must conduct the defense of the Third-Party Claim actively and diligently thereafter in order to preserve his, her, or its rights in this regard; and provided further that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim.
     (iii) So long as the Indemnifying Party has assumed and is conducting the defense of the Third-Party Claim in accordance with §8(d)(ii) above, (A) the Indemnifying Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Party (not to be unreasonably withheld) unless the judgment or proposed settlement involves only the payment of money damages by one or more of the Indemnifying Parties and does not impose an injunction or other equitable relief upon the Indemnified Party and (B) the Indemnified Party will not consent to the entry of any judgment on or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld).
     (iv) In the event none of the Indemnifying Parties assumes and conducts the defense of the Third-Party Claim in accordance with §8(d)(ii) above, however, (A) the Indemnified Party may defend against, and consent to the entry of any judgment on or enter into any settlement with respect to, the Third-Party Claim in any manner he, her, or it may reasonably deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, any Indemnifying Party in connection therewith) and (B) the Indemnifying Parties will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this §8.
     (e) Determination of Adverse Consequences. The Parties shall make appropriate adjustments for insurance coverage and take into account the time cost of money (using the Applicable Rate as the discount rate) in determining Adverse Consequences for purposes of this §8. All indemnification payments under this §8 and §9 shall be deemed adjustments to the Purchase Price.
     (f) Other Indemnification Provisions. The foregoing indemnification provisions are in addition to, and not in derogation of, any statutory, equitable, or common law remedy (including without limitation any such remedy arising under Environmental, Health, and Safety Requirements) any Party may have with respect to AHS, its Subsidiaries, or the transactions contemplated by this Agreement.
     §9. Tax Matters. The following provisions shall govern the allocation of responsibility as between Buyer and Seller and Access Plans for certain tax matters following the Closing Date:
     (a) Tax Indemnification. Seller and Access Plans shall jointly and severally indemnify AHS, its Subsidiaries, Buyer, and each Buyer Affiliate and hold them harmless from and against (i) all income Taxes (or the non-payment thereof) of AHS and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) any and all income Taxes of any member of an affiliated, consolidated, combined, or unitary group of which AHS or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (iii) any and all income Taxes of any person (other than AHS and its Subsidiaries) imposed on AHS or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing provided, however, that in the case of clauses (i), (ii) and (iii) above, Seller and Access Plans shall be liable only to the extent that such income Taxes are in excess of the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the Most Recent Balance Sheet (rather than in any notes thereto).
     (b) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of AHS and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which AHS or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of AHS and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
     (c) Responsibility for Filing Tax Returns for Periods through Closing Date. Access Plans shall include the income of AHS and its Subsidiaries (including any deferred items triggered into income by Reg. §1.1502-13 and any excess loss account taken into income under Reg. §1.1502-19) on Access Plans’ consolidated federal income Tax Returns for all periods through the Closing Date and pay any federal income Taxes attributable to such income. For all taxable periods ending on or before the Closing Date, Access Plans shall cause AHS and its Subsidiaries to join in Access Plans’ consolidated federal income tax return and, in jurisdictions requiring separate reporting from Access Plans, to file separate company state and local income tax returns. All such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law. Buyer shall have the right to review and comment on any such Tax Returns prepared by Access Plans. Buyer shall cause AHS and its Subsidiaries to furnish information to Access Plans as reasonably requested by Access Plans to allow Access Plans to satisfy its obligations under this section in accordance with past custom and practice. AHS and its Subsidiaries and Buyer shall consult and cooperate with Access Plans as to any elections to be made on returns of AHS and its Subsidiaries for periods ending on or before the Closing Date. Buyer shall cause AHS and its Subsidiaries to file income Tax Returns or shall include Target and its Subsidiaries in its combined or consolidated income Tax Returns, for all periods other than periods ending on or before the Closing Date.
     (d) Cooperation on Tax Matters.
     (i) Buyer, AHS and its Subsidiaries, Seller and Access Plans shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this §9 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. AHS and its Subsidiaries, Seller and Access Plans agree (A) to retain all books and records with respect to Tax matters pertinent to AHS and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller or Access Plans, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, AHS and its Subsidiaries or Seller and Access Plans, as the case may be, shall allow the other Party to take possession of such books and records.
     (ii) Buyer, Seller and Access Plans further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).
     (iii) Buyer, Seller and Access Plans further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code §6043, or Code §6043A, or Treasury Regulations promulgated thereunder.
     (e) Tax-Sharing Agreements. All tax-sharing agreements or similar agreements with respect to or involving AHS and its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, AHS and its Subsidiaries shall not be bound thereby or have any liability thereunder.
     (f) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid by Seller.
     (g) Audits. Access Plans shall allow AHS and its counsel to participate at AHS’s expense in any audit of Access Plans’ consolidated federal income Tax Returns to the extent that such returns relate to AHS and its Subsidiaries. Access Plans shall not settle any such audit in a manner that would adversely affect AHS and its Subsidiaries after the Closing Date.
     (h) Carrybacks. Access Plans shall immediately pay to Buyer any Tax refund (or reduction in Tax liability) resulting from a carryback of a post-acquisition Tax attribute of any of AHS and its Subsidiaries into the Access Plans consolidated Tax Return, when such refund (or reduction) is realized by Access Plans’ group. At Buyer’s request, Access Plans will cooperate with AHS and its Subsidiaries in obtaining such refund (or reduction), including through the filing of amended Tax Returns or refund claims. Buyer agrees to indemnify Access Plans for any Taxes resulting from the disallowance of such post-acquisition Tax attribute on audit or otherwise.

     (i) Retention of Carryovers. Access Plans shall not elect to retain any net operating loss carryovers or capital loss carryovers of AHS and its Subsidiaries.
     (j) Allocation of Purchase Price. The Parties agree that the Purchase Price and the liabilities of AHS and its Subsidiaries (plus other relevant items) will be allocated to the assets of AHS and its Subsidiaries for all purposes (including Tax and financial accounting purposes) in a manner consistent with Code §338 and §1060 and the regulations thereunder. Buyer, AHS and its Subsidiaries, and Access Plans shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.
     §10. Termination.
     (a) Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:
     (i) Buyer, Seller and Access Plans may terminate this Agreement by mutual written consent at any time prior to the Closing;
     (ii) Buyer may terminate this Agreement by giving written notice to Seller and Access Plans at any time prior to the Closing (A) in the event Seller or Access Plans has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Seller and Access Plans of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before February 28, 2009, by reason of the failure of any condition precedent under §7(a) hereof (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement); and
     (iii) Seller and Access Plans may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (A) in the event Buyer has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, Seller and Access Plans have notified Buyer of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (B) if the Closing shall not have occurred on or before February 28, 2009, by reason of the failure of any condition precedent under §7(b) hereof (unless the failure results primarily from Seller or Access Plans breaching any representation, warranty, or covenant contained in this Agreement).
     (b) Effect of Termination. If any Party terminates this Agreement pursuant to §10(a) above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in §5(e) above shall survive termination.
     §11. Miscellaneous.
     (a) Nature of Seller’s and Access Plans’ Obligations. All representations, warranties, and covenants in this Agreement are joint and several obligations. This means that Seller and Access Plans shall each be responsible to the extent provided in §8(b) above for the entirety of any Adverse Consequences Buyer may suffer as a result of any breach thereof.
     (b) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Buyer, Seller and Access Plans; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

     (c) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
     (d) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
     (e) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his, her, or its rights, interests, or obligations hereunder without the prior written approval of Buyer, Seller and Access Plans; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).
     (f) Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile), each of which shall be deemed an original but all of which together will constitute one and the same instrument.
     (g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.
     (h) Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) 1 business day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) 1 business day after being sent to the recipient by facsimile transmission or electronic mail, or (iv) 4 business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Seller:	Copy to:

Precis-Access Acquisition, Inc.	Precis-Access Acquisition, Inc.
4929 W. Royal Lane, Suite 200	4929 W. Royal Lane, Suite 200
Irving, TX 75063	Irving, TX 75063
Attention: Ian R. Stuart	Attention: General Counsel

If to Access Plans:	Copy to:

Access Plans USA, Inc.	Access Plans USA, Inc.
4929 W. Royal Lane, Suite 200	4929 W. Royal Lane, Suite 200
Irving, TX 75063	Irving, TX 75063
Attention: Ian R. Stuart	Attention: General Counsel

If to Buyer:	Copy to:

HealthSCOPE Benefits, Inc.	Rose Law Firm, a Professional Association
27 Corporate Hill Drive	120 East Fourth Street
Little Rock, AR 72205	Little Rock, AR 72201
Attention: Joe K. Edwards	Attention: Kevin R. Burns
Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.
     (i) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Arkansas without giving effect to any choice or conflict of law provision or rule (whether of the State of Arkansas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Arkansas.
     (j) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer, Seller and Access Plans. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
     (k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.
     (l) Expenses. Each of Buyer, Seller, Access Plans, AHS, and its Subsidiaries will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that Seller and Access Plans will also bear the cost and expenses of AHS and its Subsidiaries (including all of their legal fees and expenses) in connection with this Agreement and the transactions contemplated hereby in the event that the transactions contemplated by this Agreement are consummated.
     (m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” shall mean including without limitation.
     (n) Incorporation of Exhibits, Annexes, and Schedules. The Exhibits, Annexes, and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
     (o) Specific Performance. Each Party acknowledges and agrees that the other Parties would be damaged irreparably in the event any provision of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a Party shall be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in addition to any other remedy to which such Party may be entitled, at law or in equity. In particular, the Parties acknowledge that the business of AHS and its Subsidiaries is unique and recognize and affirm that in the event Seller or Access Plans breach this Agreement, money damages would be inadequate and Buyer would have no adequate remedy at law, so that Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the other Parties’ obligations hereunder not only by action for damages but also by action for specific performance, injunctive, and/or other equitable relief.
*****
     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

HEALTHSCOPE BENEFITS, INC.

By:

Joe K. Edwards, Chief Executive Officer

PRECIS-ACCESS ACQUISITION, INC.

By:

Ian Stuart, President

ACCESS PLANS USA, INC.

By:

Ian Stuart, Interim President and C.E.O.